SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 March, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                                                                                       DESCRIPTION

99.1                                                                                                                                                                Trabio® Trial Results dated 22 March, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 March, 2005                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

FOR EMBARGO

14.30 GMT, 09.30 EST Tuesday 22 March 2005

For further information contact:

Cambridge Antibody Technology                                                                 Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                                                                                  Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer                                                         Kevin Smith
John Aston, Chief Financial Officer                                                               Yvonne Alexander
Rowena Gardner, Director of Corporate Communications

                                                                                                                             BMC Communications/The Trout Group (USA)
                                                                                                                             Tel: +1 212 477 9007
                                                                                                                             Brad Miles, ext 17 (media)
                                                                                                                             Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES PRELIMINARY RESULTS OF SECOND PIVOTAL TRABIO® CLINICAL TRIAL

Cambridge, UK Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces that in its second pivotal ('International' Phase III) clinical trial, Trabio® failed to meet the primary endpoint of improving the outcome of surgery for glaucoma. This result is consistent with the result of the first pivotal ('European' Phase II/III) clinical trial, which was announced in November 2004.

CAT is now terminating further development of Trabio as a potential treatment for improving the outcome of glaucoma surgery, as indicated in November 2004. Also in November 2004, CAT announced that it would be minimising, from that time, all future costs in connection with Trabio development.

Peter Chambre, Chief Executive Officer of CAT, comments "Given the results announced in November from the first Trabio trial, this is an outcome for which we have planned. We took the decision at that time to minimise all costs associated with this programme. We will focus our resources on product opportunities such as the AstraZeneca alliance, GC-1008 with Genzyme, and CAT-354, our proprietary asthma candidate."

- ENDS -

Notes to Editors

Cambridge Antibody Technology (CAT):

  CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.
  CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
  Three CAT human therapeutic antibody product candidates are at various stages of clinical development, with one further product candidate in pre-clinical development.
  HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries.
  Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.
  CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.
  On 22 November 2004, CAT announced a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory disorders.
  CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFBeta, a family of proteins associated with fibrosis and scarring.
  CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
  CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.
Trabio (lerdelimumab, CAT-152)
  Trabio is a fully human monoclonal antibody that neutralises Transforming Growth Factor Beta 2 (TGFBeta2) - a protein produced in response to injury in the eye and believed to be responsible for the formulation of excessive scar tissue, which is the main reason for failure of glaucoma surgery.
  Trabio has been developed by CAT as a potential treatment for improving outcomes in glaucoma filtration surgery (trabeculectomy). Results from early clinical trials indicated lower pressure in the eye and a trend for reduced post-operative intervention in patients who received Trabio, which it was hoped would translate into reduced failure of surgery. Such evidence of clinical efficacy justified progressing the antibody into three later stage trials.
Glaucoma
  Glaucoma is a sight-threatening eye condition where the optic nerve becomes damaged, usually due to an increased pressure of fluid within the eye.
  Treatment usually involves the use of topical eye drops to lower pressure; however, drug treatment may not prove effective or may not be tolerated by some patients. Accordingly, surgical or laser procedures can be used to lower the pressure by improving drainage. However, in response to the surgical injury, TGFBeta2 is produced at the wound injury site resulting in the formation of scar tissue.
  Excessive production of scar tissue at the wound site is the main reason for failure of the surgical procedure
Pivotal Clinical trials
  The first pivotal 'European' clinical trial, comparing Trabio with placebo, began in February 2002 and was carried out in 344 patients in six European countries. Preliminary results were announced on 9 November 2004.
  The second pivotal 'International' clinical trial, comparing Trabio with placebo, started in October 2002 and was carried out in 393 patients in six European countries and South Africa.
  The primary endpoint is the proportion of patients achieving treatment success defined as an Intra Ocular Pressure (IOP) in the range 6-16 mm Hg and no other anti-glaucoma medication, at months 6 and 12.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.